SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Gregory D. Grant+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Jeffrey [redacted]
Simo
Scott
Karl \
Debr
Matth
Danie

Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Heather L. Howard
Stephen A. Metz
[redacted]

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Mimi L. Magyar

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired

04035899

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

RECEIVED
2004 AUG -3 A 6:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 27, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

SUPPL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 26, 2004	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

dlw 8/3

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-45.doc
T:080704

REG-Electrocomponents Holding(s) in Company

RNS Number:2265B
Electrocomponents PLC
26 July 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notice today in accordance with the Companies Act (as amended) that Cater Allen International Limited, ('CAIL'), has a notifiable interest in 32,985,909 Ordinary Sharers of 10p each in the Company, which represents 7.58% of the total issued share Capital of the company.

CARMELINA CARFORA

Group Company Secretary

26 July 2004

END

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